Exhibit 99.1

September 13, 2024

Office of the Chief Accountant

Securities and Exchange Commission

100F Street, NE

Washington, D.C. 20549

Dear Sir/Madam:

We have read the statements made by Fitell Corporation, which were provided to us and which we understand will be filed with the Commission in a Report of Foreign Private Issuer on Form 6-K, regarding the change in its certifying accountant. We agree with the statements concerning our firm in such Report of Foreign Private Issuer on Form 6-K. We have no basis to agree or disagree with other statements made in such Report of Foreign Private Issuer on Form 6-K.

We hereby consent to the filing of this letter as an exhibit to the foregoing report on Form 6-K.

Very truly yours,

/s/ Accell Audit and Compliance, P.A,
Accell Audit and Compliance, P.A,

3001 N. Rocky Point Dr. East, Suite 200 ● Tampa, Florida 33607 ● 813.367.3527